UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number:  001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T  Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Report of Voting Results dated June 12, 2025
99.2	Material Change Report dated June 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Limited
(Registrant)

Date: June 25, 2025	By:	/s/ Bryce Hamming

	Name:	Bryce Hamming
	Title:	Chief Financial Officer